United States
Securities and Exchange Commission

Washington, D. C. 20549

FORM 11-K

☒  ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year end December 31, 2003

☐  TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                                to

Commission file number

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

Western Sierra Bancorp
401 (k) Stock Ownership Plan

B.             Name of issuer of the securities held pursuant to the plan and the address of its Principal executive officer:

Western Sierra Bancorp
4080 Plaza Goldorado Circle
Cameron Park, Ca. 95682

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Western Sierra Bancorp
401 (k) Stock Ownership Plan
(Name of Plan)

Date	June 29, 2004	/s/ Anthony J. Gould
Anthony J. Gould
EVP/Chief Financial Officer

WESTERN SIERRA BANCORP

401(k) STOCK OWNERSHIP PLAN

FINANCIAL STATEMENTS

WITH SUPPLEMENTAL SCHEDULE

FOR THE YEARS ENDED

DECEMBER 31, 2003, 2002 AND 2001

WITH

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

WESTERN SIERRA BANCORP
401(k) STOCK OWNERSHIP PLAN

FINANCIAL STATEMENTS
WITH SUPPLEMENTAL SCHEDULE

For the Years Ended December 31, 2003, 2002 and 2001

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees of

Western Sierra Bancorp

401(k) Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of the Western Sierra Bancorp 401(k) Stock Ownership Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the years ended December 31, 2003, 2002 and 2001.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the Auditing Standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of the Western Sierra Bancorp 401(k) Stock Ownership Plan as of December 31, 2003 and 2002, and the changes in its financial status for the years ended December 31, 2003, 2002 and 2001, in conformity with accounting principles generally accepted in the Unites States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of loans or fixed income obligations in default or classified as uncollectible, and of assets held for investment purposes are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Perry-Smith LLP

May 28, 2004

WESTERN SIERRA BANCORP
401(k) STOCK OWNERSHIP PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2003 and 2002

	2003	2002

ASSETS

Investments at contract value (Note 3)		$58,025
Investments at fair value (cost of $5,168,831 and $2,765,666 at December 31, 2003 and 2002, respectively) (Note 4)	$5,168,831	2,765,666

Total investments	5,168,831	2,823,691

Receivables:
Employer contributions	225,480	164,291
Participant contributions	778	30,201

Total receivables	226,258	194,492

Net assets available for plan benefits	$5,395,089	$3,018,183

The accompanying notes are an integral
part of these financial statements.

WESTERN SIERRA BANCORP
401(k) STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001

ADDITIONS

Investment income:
Net appreciation in fair value of investments (Note 4)	$1,572,235	$84,596	$125,976
Interest and dividends	3,001	3,435	4,089
Transfer of assets		57,862
Contributions:
Employer	225,481	164,291	100,317
Participant	700,160	541,356	461,768
Rollover	26,745	12,307	32,110

Total additions	2,527,622	863,847	724,260

DEDUCTIONS

Distributions to participants	150,545	459,050	569,057
Administrative expenses	171	144

Total deductions	150,716	459,194	569,057

Net increase	2,376,906	404,653	155,203

Net assets available for benefits:
Beginning of year	3,018,183	2,613,530	2,458,327

End of year	$5,395,089	$3,018,183	$2,613,530

The accompanying notes are an integral
part of these financial statements.

WESTERN SIERRA BANCORP
401(k) STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

1.                                      DESCRIPTION OF PLAN

The following description of the Western Sierra Bancorp (the “Company”) 401(k) Stock Ownership Plan (the “Plan”) provides only general information.  Participants should refer to the Summary Plan Description or Plan Document for a more complete description of the Plan’s provisions.

General

The Plan, which became effective January 1, 1990, is a defined contribution plan covering all employees of the Company who have attained twenty-one years of age and completed six months of service, as defined in the Plan.  The Plan is a 401(k) Stock Ownership Plan established for the benefit of the employees of the Company.  The Plan is intended to satisfy all of the requirements for a qualified retirement plan under the appropriate provisions of the Internal Revenue Code (IRC) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may defer a portion of their compensation to the Plan to a maximum deferral of $12,000, $11,000 and $10,500 for the calendar years 2003, 2002 and 2001, respectively.  Participants meeting certain requirements may also make catch-up contributions to a maximum of $2,000 each calendar year.

The employer can make matching contributions and a discretionary contribution to the Plan, as determined each year by the employer’s Board of Directors.

Vesting

Participant deferral contributions are 100% vested immediately upon contribution to the Plan.

Employer contributions become vested pursuant to the following terms and conditions:

Retirement/Disability/Death:  Each participant shall become one hundred percent (100%) vested in the participant’s account upon the participant’s retirement, disability or death.

Other: Upon termination of employment, except as provided in the foregoing paragraph, each participant shall be vested as provided below:

Years of Service	Vested %

Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%

Loans to Participants

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their account balance.  The loans are secured by the balance in the participant’s account and bear interest at rates that range from 6.00 percent to 10.25 percent, which are commensurate with local prevailing rates.  Loan terms range from one to five years, or longer for the purchase of a primary residence.  Principal and interest are paid ratably through monthly payroll deductions.

Distributions to Participants

Upon a participant’s retirement, disability or death, or otherwise termination of employment with the Company, a participant shall receive a distribution in one of the following forms:  (a) an installment distribution consisting of approximately equal annual or more frequent installments over a term certain, or (b) a cash-out for vested accrued benefits of $5,000 or less.

Benefits may be distributed in the form of qualifying Company securities or cash.  However, participants have the right to demand that their benefits be distributed in the form of qualifying Company securities.

Administrative Expenses

The Company provides bookkeeping and other administrative services for the Plan at no charge.  Broker costs and transfer taxes are paid by the Plan.

Allocations

Separate accounts are maintained for each participant.  Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution, forfeitures and Plan earnings or losses.  Allocations are based on participant earnings or account balances, as defined.

Matching contributions are allocated to participants who are making deferral contributions on the last day of the Plan year, to the extent approved by the Company’s Board of Directors.

Employer discretionary contributions are allocated to the account of each participant in ratio of the participant’s eligible compensation to the total eligible compensation for all Plan participants.  Compensation for the purposes of the contribution allocation includes employer contributions to the Company’s Employee Stock Ownership Plan.

Forfeitures

Matching and discretionary forfeitures from the nonvested portion of terminated employees’ account balances are allocated to remaining participants in the same manner as described above.  Forfeitures totaling $7,450, $5,803 and $7,143 were allocated during 2003, 2002 and 2001, respectively.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become fully vested in their accounts.

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Concentrations of Investments

Included in investments at December 31, 2003 and 2002 are shares of the sponsor’s common stock amounting to $2,309,186 and $1,055,422, respectively.  This investment represents 45% and 37% of total investments at December 31, 2003 and 2002, respectively.  A significant decline in the market value of the sponsor’s stock would significantly effect the net assets available for benefits.

Investment Valuation and Income Recognition

The Plan’s investments in common stock of the Company are stated at fair value.  Quoted market prices as of the last business day of the Plan year are used to value the common stock of the Company.  Investments in insurance company pooled separate accounts are reported at the value reported to the Plan by the insurance company, which represents approximate fair value.

Purchases and sales of securities are recorded on a trade date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) in fair value of investments includes net unrealized market appreciation and depreciation of investments and net realized gains and losses on the sale of investments during the period.

Payment of Distributions

Distributions are recorded when paid.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results may differ from those estimates.

3.                                      INVESTMENTS IN SUSPENSE RIDER ACCOUNT

The Suspense Rider Account provides a guarantee of investment principal and interest and is stated at the contract value.  The Account provides a twelve-month declared rate of 3.0% as of December 31, 2002.  This investment is stated at contract value which approximates market value.

4.                                      INVESTMENTS

The following table presents the fair value of the participant-directed and self-managed investments in the Plan that represent more than 5% of net assets as of December 31, 2003 and 2002:

	December 31,
	2003	2002

Western Sierra Bancorp Stock	$2,309,186	$1,055,422
Hartford Capital Appreciation HLS	673,062	372,799
Hartford Midcap HLS	537,250	295,852
Hartford Money Market HLS		176,535
Other investments	1,649,333	923,083

	$5,168,831	$2,823,691

The employer match portion of the investment in Western Sierra Bancorp stock is a non-participant directed investment.

The Plan had net appreciation (depreciation) on investments (including gains and losses on investments bought and sold, as well as held during the year) for the years ended December 31, 2003, 2002 and 2001 as follows:

	2003	2002	2001

Pooled separate accounts	$572,557	$(306,903)	$(109,012)
Common stock of plan sponsor	999,678	391,499	234,988

	$1,572,235	$84,596	$125,976

5.                                      INCOME TAX STATUS

The Plan has been amended since receiving a favorable tax determination letter.  However, the Plan’s management and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.  Management intends to submit a request to the Internal Revenue Service for a new determination letter.

SUPPLEMENTAL SCHEDULE

WESTERN SIERRA BANCORP
401(k) STOCK OWNERSHIP PLAN

EMPLOYER IDENTIFICATION NUMBER:  94-2819391
PLAN NUMBER: 001

SCHEDULE G, Part 1 - Schedule of Loans or Fixed Income Obligations in Default or Classified as Uncollectible

December 31, 2003

	(b) Identity and	(c)	Amount received During reporting year		(f)	(g) Detailed description of loan including dates of making and maturity, interest rate The type and value of collateral, any re- negotion of the loan and the terms of the	Amount overdue
(a)	Identity and address of obligor	Original amount of loan	(d) Principal	(e) Interest	Unpaid balance At end of year	renegotiation and other material items	(h) Principal	(i) Interest

*	Deanna Woodcock	$750			$750	Participant loan origination date of 1/14/02, maturity date of 1/31/04, interest rate of 6.10%	$750

*                                         Party-in-interest transaction.

WESTERN SIERRA BANCORP
401(k) STOCK OWNERSHIP PLAN

EMPLOYER IDENTIFICATION NUMBER:  94-2819391
PLAN NUMBER: 001

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

December 31, 2003

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

	Hartford Life Insurance Company

*	Hartford Stock HLS	Mutual Fund	**	$148,547
*	Hartford Global Leaders HLS	Mutual Fund	**	168,916
*	Hartford Capital Appreciation HLS	Mutual Fund	**	673,062
*	Hartford Midcap HLS	Mutual Fund	**	537,250
*	Hartford Small Company HLS	Mutual Fund	**	121,505
*	Hartford Index HLS	Mutual Fund	**	133,852
*	Hartford Bond HLS	Mutual Fund	**	69,402
*	Hartford International Opps HLS	Mutual Fund	**	118,905
*	Hartford Money Market HLS	Mutual Fund	**	193,690
*	Hartford Dividend & Growth HLS	Mutual Fund	**	204,839
*	Hartford Disciplined Equities HLS	Mutual Fund	**	150,259
*	Hartford Mortgage Securities HLS	Mutual Fund	**	91,340
*	Hartford Global Advisers HLS	Mutual Fund	**	39,028
*	Hartford Advisers HLS	Mutual Fund	**	86,858
*	Hartford High Yield HLS	Mutual Fund	**	71,725

*	Western Sierra Bancorp	Stock - 49,132 shares	**	2,309,186

*	Participant Loans	Interest rates ranging from 6.00% to 10.25%	**	50,467

				$5,168,831

*                                         Party-in-interest to the Plan.

**                                  Cost information is unavailable.